SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Purchase of own shares for the execution of the share buy back programme with share capital reduction

Lisbon, Portugal, April 2, 2004 – In accordance with article 248 of the Portuguese Securities Code, Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) informs the following:

1.

Shareholders approved, at the Annual General Shareholders’ Meeting held today, the reduction of the share capital in the amount of up to 125,428,500 euros, through the cancellation of 125,428,500 shares, to be fully executed through the cancellation of own shares to be purchased by the company.

2.	The purchase of own shares to be carried out by PT for the execution of the share capital reduction resolution will be made pursuant to the following main features:

a.

Purpose: the purchase of own shares targets the execution of the resolution of share capital reduction approved at the annual general meeting of shareholders held today, and is included in the specific purpose of implementing the share buy back program and related capital release;

b.	Maximum number of shares to be purchased and cancelled: 125,428,500 ordinary shares (eventually reduced to 125,428,450 ordinary shares if a sale of class A shares occurs);

c.	Period established for the purchase: December 24, 2004;

d.

Form of purchase: the purchases will be carried out exclusively in the stock market (except if the public entity holders of class A shares decide to sell their interests, in accordance with the legal provisions that apply to such sale);

e.

Purchase price: the purchase price will be determined by the purchaser in accordance to its free appreciation of the market conditions from time to time, as long as the restrictions approved by the general meeting are respected (in accordance to which the price must be within a margin of a minimum and maximum limit of fifteen percent regarding, respectively, the lowest and average market price registered in the 5 stock exchange sessions held immediately before the date of purchase of the shares or the date of constitution of the right to acquire or to be allotted the same);

f.

Frequency and quantity parameters: regarding the own shares purchase, it is foreseen that PT’s board of directors will transmit, in particular, to the financial intermediates that will execute the purchase orders the following instructions:

i.	A total number of orders within the period referred to in c. for the purpose of accomplishing the purchase of 125,428,500 own ordinary shares;

ii.	Placement of, at least, one order each week, although on average, a higher frequency of three to five placement orders in stock exchange sessions during each week is foreseen;

iii.

A total number of orders, in each week, not falling below 10% of the average daily volume of transactions achieved in execution of the share repurchase programme in the previous five stock exchange sessions, the maximum number of order placed each week being planned in such a manner as not to lay excessive pressure on the price and market conditions, while levelling the purchases in a balanced way throughout the acquisition period, having regard to the volume of transactions performed in execution of the share repurchase program in the five previous stock exchange sessions;

3.	Furthermore, in accordance with the CMVM recommendations on this matter, it is foreseeable that:

a.	Purchase orders will not be placed during sensitive negotiation periods such as the opening and closing of stock market sessions;

b.	Purchase orders will not be placed during tomes of market disruption or at times where the normal formation of share prices may be affected;

c.	Purchase orders will not be placed during periods close to the announcement of material events or disclosure of results.

4.

PT also informs that, in accordance with the share capital reduction resolution taken by the general meeting of shareholders, the amount of the reduction will correspond to the actual number of shares sold by the shareholders and purchased and cancelled by the company until the period referred to in section 2 c) of the present information (December 24, 2004), which means that it may fall below the maximum limit approved of 125,428,500 shares.

5.

Finally, PT informs that, without prejudice to the autonomy of the above referred execution program, the general meeting of shareholders has also, independently, authorised, as it is deemed convenient, in particular to speed up or complete the capital reduction, the additional inclusion of shares that may come to be purchased in the context of any executed derivatives contracts, so long as certain conditions are respected, such as primary purchase on the stock exchange.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.